UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fronteer Development Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35903Q106

(CUSIP Number)

April 13, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

SCHEDULE 13G

CUSIP No. 35903Q106	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

98-0418059

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

CAYMAN ISLANDS

	5	Sole Voting Power
Number of Shares		3,493,900
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,493,900
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,493,900

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13G

CUSIP No. 35903Q106	Page 3 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANCHORAGE ADVISORS, L.L.C.

20-0042271

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		3,493,900
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,493,900
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,493,900

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

OO, IA

SCHEDULE 13G

CUSIP No. 35903Q106	Page 4 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

20-0042478

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		3,493,900
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,493,900
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,493,900

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

OO, HC

SCHEDULE 13G

CUSIP No. 35903Q106	Page 5 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANTHONY L. DAVIS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		3,493,900
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,493,900
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,493,900

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

IN, HC

SCHEDULE 13G

CUSIP No. 35903Q106	Page 6 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

KEVIN M. ULRICH

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

CANADA

	5	Sole Voting Power
Number of Shares		3,493,900
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,493,900
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,493,900

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

IN, HC

SCHEDULE 13G

CUSIP No. 35903Q106	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

Fronteer Development Group Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

1650-1055 West Hastings St.,
Vancouver, British Columbia, Canada V6R 2E9

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");
ii)	Anchorage Advisors, L.L.C. ("Advisors");
iii)	Anchorage Advisors Management, L.L.C. ("Management");
iv)	Anthony L. Davis ("Mr. Davis"); and
v)	Kevin M. Ulrich ("Mr. Ulrich").

This statement related to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Anchorage Offshore, Advisors, Management and Messrs. Davis and Ulrich is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c)	Citizenship:
1)	Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;
2)	Advisors is a Delaware limited liability company;
3)	Management is a Delaware limited liability company;
4)	Mr. Davis is a citizen of the United States; and
5)	Mr. Ulrich is a citizen of Canada.

SCHEDULE 13G

CUSIP No. 35903Q106	Page 8 of 11 Pages

Item 2(d)	Title of Class of Securities:

Common Stock (the "Shares").

Item 2(e)	CUSIP Number:

35903Q106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 3,493,900 Shares.

Item 4(b)	Percent of Class:

According to the Issuer’s Form 6-K filed on April 5, 2007, the number of Shares outstanding as of March 19, 2007 was 67,082,015. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.2% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:
Anchorage Offshore

(i)	Sole power to vote or direct the vote	3,493,900
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,493,900
(iv)	Shared power to dispose or to direct the disposition of	0

Advisors

(i)	Sole power to vote or direct the vote	3,493,900
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,493,900
(iv)	Shared power to dispose or to direct the disposition of	0

SCHEDULE 13G

CUSIP No. 35903Q106	Page 9 of 11 Pages

Management

(i)	Sole power to vote or direct the vote	3,493,900
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,493,900
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Davis

(i)	Sole power to vote or direct the vote	3,493,900
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,493,900
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Ulrich

(i)	Sole power to vote or direct the vote	3,493,900
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,493,900
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The investors in Anchorage Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Anchorage Offshore in accordance with their respective ownership interests in Anchorage Offshore.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

SCHEDULE 13G

CUSIP No. 35903Q106	Page 10 of 11 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SCHEDULE 13G

CUSIP No. 35903Q106	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 13, 2007	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
		By:	/s/ Kevin M. Ulrich_________________________
		Name:	Kevin M. Ulrich
		Title:	Director
Date:	April 13, 2007	ANCHORAGE ADVISORS, L.L.C.
		By:	Anchorage Advisors Management, L.L.C.,
its Managing Member

			By:	/s/ Anthony L. Davis_________________
			Name:	Anthony L. Davis
			Title:	Managing Member
Date:	April 13, 2007	ANCHORAGE ADVISORS MANAGEMENT, LLC
		By:	/s/ Anthony L. Davis________________________
		Name:	Anthony L. Davis
		Title:	Managing Member
Date:	April 13, 2007	ANTHONY L. DAVIS

/s/ Anthony L. Davis_______________________________

Date:	April 13, 2007	KEVIN M. ULRICH

/s/ Kevin M. Ulrich_________________________________